Exhibit 99.4

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the March 31, 2014 Interim Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the continuous distribution of medium term notes and debt securities by way of short form shelf prospectus dated May 24, 2012 and June 6, 2012 as amended by Amendment No. 1 dated May 9, 2013, respectively.  These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with International Financial Reporting Standards, which are generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2014	(times)

Net earnings available for all interest bearing financial liabilities (1)	4.2	x

Net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities (2)	5.9	x

(1)            Calculated as net earnings plus income tax, borrowing costs on all financial liabilities and premium on redemption of long-term debt; divided by borrowing costs for all interest bearing financial liabilities.

(2)            Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt, premium on redemption of long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt.

The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods. Additionally, the Company’s balance sheet previously included a partnership contribution receivable (collected on December 17, 2013) and a partnership contribution payable (repaid on March 28, 2014), that arose due to a structuring arrangement. The interest income and interest expense from this structuring arrangement substantially offset each other in the past, will not be recorded in any future periods and as such the interest expense has been excluded from this interest coverage ratio.